News release

Biofrontera provides update on Cutanea integration

Leverkusen, Germany, August 5, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, provides an update on the integration progress of Cutanea Life Sciences, Inc. (“Cutanea”).

On March 25, 2019, Biofrontera Inc. through its wholly owned subsidiary Biofrontera Newderm LLC, acquired 100% of the stock of Cutanea, a specialty pharmaceutical company focused on dermatology products, from Maruho Co., Ltd. (“Maruho”). At the time of the acquisition, Maruho had agreed to cover any restructuring expenses as well as all other expenses during the three-month integration period, which ended on June 25, 2019, as well as to indemnify Biofrontera and Cutanea from any liabilities relating to or arising from the period prior to the closing.

During the three-month restructuring period, Biofrontera was able to seamlessly integrate Cutanea into its existing organization by leveraging synergies in all corporate functions. Biofrontera Inc. has taken responsibility for the supply chain management as well as customer service, financial and market access support for the expanded US product portfolio. All business activities in the US will be consolidated at Biofrontera Inc.’s head office in Woburn, MA before the end of the year.

“As expected, the acquisition has been strengthening Biofrontera’s US market presence. We are satisfied with the progress of the integration of Cutanea and the ensuing combined sales force following the expansion of the US product portfolio. Our new FDA-approved drug Xepi® is the first new topical antibiotic on the American market since almost 10 years and the FDA approval includes drug resistant bacterial strains such as MRSA. No antibiotic resistance to Xepi® is known so far”, states Prof. Dr. Hermann Lübbert, CEO of Biofrontera. “Xepi® is our next innovation for the US dermatology market. In the US, dermatologists issue approximately one million prescriptions annually for drugs in indications where Xepi® can be effective.”

Through the acquisition of Cutanea, Biofrontera was able to expand its US product portfolio with two FDA-approved prescription drugs – Xepi®, the prescription antibiotic cream for the treatment of impetigo (a common bacterial skin infection) and Aktipak®, a generic drug for the treatment of mild to moderate acne. Due to technical challenges with the manufacturing process of Aktipak®, which cannot be remedied in the short term, Biofrontera has determined to cease the sale of Aktipak® until further notice. The combined US sales force will continue to promote both, our flagship drug Ameluz® and our new drug Xepi®.

Biofrontera acquired Cutanea for an initial purchase price of 1.00 US-Dollar. Maruho agreed to provide, in addition to the restructuring cost in the first three months and the cost of all of Cutanea’s potential liabilities, an amount of up to USD $7.3 million as start-up costs to cover any incremental costs from business activities resulting from the purchase of Cutanea. A deferred purchase price equaling the actual start-up costs requested by Biofrontera shall be payable to Maruho by January 2023 at the latest. Thereafter, profits from the sale of Cutanea products will be equally shared between Maruho and Biofrontera until 2030.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group
IR: Tram Bui	+1 646-536-7035
PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102